Exhibit 99.118

StarPoint Energy Trust announces increase to exchangeable share ratio

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, May 16 /CNW/ - StarPoint Energy Trust is pleased to announce an increase to the exchange ratio of the Exchangeable Shares of StarPoint Exchange Co. Ltd. from 1.03098 to 1.04186. This increase is effective May 16, 2005.

The increase in the exchange ratio is calculated as follows:

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Record Date of StarPoint Energy Trust Distribution	April 22, 2005

Opening Exchange Ratio	1.03098

StarPoint Energy Trust Distribution per Unit	$0.20

Ten-day Weighted Average Trading Price of SPN.UN (prior to April 22, 2005)	$18.95435

Increase in Exchange Ratio(x)	0.01088

Effective Date of the Increase in Exchange Ratio	May 16, 2005

Exchange Ratio at Effective Date	1.04186

(x)

The increase in the exchange ratio is calculated by multiplying the StarPoint Energy Trust Distribution per Unit by the opening exchange ratio and dividing by the Ten-day Weighted Average Trading Price of SPN.UN.

A holder of StarPoint Exchange Co. Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 Ninth Avenue S.E., Calgary, Alberta, T2G 0P6.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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/For further information: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/